

June 29, 2011

<u>Via E-mail</u>
Ms. Beth Bombara
Senior Vice President and Controller
Hartford Financial Services Group, Inc.
One Hartford Plaza
Hartford, CT 06155

Re: Hartford Financial Services Group, Inc.
      Form 10-K for the Year Ended December 31, 2010
      Filed February 25, 2011
      File No. 001-13958

Dear Ms. Bombara:

We have limited our review of your filing to those issues we have addressed in our comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

<u>Notes to Consolidated Financial Statements</u>
<u>Note 13. Income Tax, page F-72</u>

1. Please tell us why you do not disclose income before income tax expense for domestic operations and for foreign operations as specified in Rule 4-08(h) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614, if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant